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Direct Owners/Executive Officers

Organization CRD Number: 2525

Organization Name: DEUTSCHE BANK SECURITIES INC.

Organization SEC Number: 8-17822

Applicant Name: DEUTSCHE BANK SECURITIES INC.

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Full Legal Name	Domestic, Foreign, Individual	Status	Date Status Acquired	Ownership Code	Control person	Public Reporting Company	CRD#, EIN, SSN, IRS#
CAMPION, PATRICK MARTIN	Individual	DIRECTOR	06/2018	Less than 5%	Y	N	4189183
GREEN, CHARLES ERWIN JR	Individual	DIRECTOR	06/2018	Less than 5%	Y	N	2939574
SHANNON, RICHARD	Individual	DIRECTOR	06/2018	Less than 5%	Y	N	6700943
CHEN, MARK J	Individual	HEAD OF EQUITY DERIVATIVES	04/2019	Less than 5%	N	N	4973778
MASSARO, TIBERIO	Individual	DIRECTOR/CHIEF FINANCIAL OFFICER/FINOP	02/2015	Less than 5%	Y	N	1847137
JUUL, JOHN MARTIN	Individual	CHIEF COMPLIANCE OFFICER	06/2016	Less than 5%	N	N	2937484
STUCCHIO, ANTHONY	Individual	CHIEF OPERATIONS OFFICER	04/2009	Less than 5%	Y	N	2198592
DB U.S. FINANCIAL MARKETS HOLDING CORPORATION	Domestic Entity	STOCKHOLDER	12/1987	75% or more	Y	N	13-3131103
BHANDARI, PRABHA	Individual	GENERAL COUNSEL	10/2017	Less than 5%	N	N	6885122
ROTH, JEFFREY ALAN	Individual	CHIEF COMPLIANCE OFFICER FOR INVESTMENT ADVISER	06/2016	Less than 5%	N	N	xxx-xx-xxxx
STUCCHIO, ANTHONY	Individual	DIRECTOR	08/2016	Less than 5%	Y	N	2198592
DAVIES, JAMES EDWARD TERRIS	Individual	CHIEF EXECUTIVE OFFICER & PRESIDENT	06/2019	Less than 5%	Y	N	6122252